Filed by Time Warner Cable Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Time Warner Cable Inc.

(Commission File No. 001-33335)

The following article was posted by Time Warner Cable Inc. on its internal website on February 27, 2014

10 Interesting Things About Comcast

Nearly two weeks ago, Comcast and Time Warner Cable announced that they entered into a merger agreement for Comcast to acquire TWC. This transaction will create a world-class technology and media company, differentiated by our ability to deliver ground-breaking products on a superior network while leveraging a national platform to create operating efficiencies and economies of scale. The deal is expected to close at the end of 2014, pending regulatory approval. In the meantime, here are 10 interesting facts about Comcast Corporation.

1.	Comcast Cable is the nation’s largest video, high-speed Internet and phone provider to residential customers under the XFINITY brand as well as to businesses. As of the end of 2013:
•	Nation’s Largest Video Provider: 21.7 million customers
•	Nation’s Largest Residential High-Speed Internet Provider: 20.7 million customers
•	Nation’s Fourth Largest Phone Company: 10.7 Million customers
•	Combined Customer Relationships: 53.1 million
•	Homes and Businesses Passed: 53.8 million
•	Operations: 39 states and Washington, D.C.

2.	Started in 1963, Comcast was founded by Ralph J. Roberts with the purchase of American Cable Systems, a 1,200-subscriber cable system in Tupelo, MS.

3.	Comcast is currently led by Chairman and CEO Brian L. Roberts, son of its founder, Ralph J. Roberts.

4.	The company’s name, “Comcast,” is a portmanteau (or combination) of the words “Communication” and “Broadcast.”

5.	Headquartered in Philadelphia, Pennsylvania, Comcast currently employs approximately 136,000 full-time and part-time people.

6.	Comcast has created the X1 Entertainment Operating System, a cloud-based platform that leverages Internet Protocol (IP) technology to deliver the most comprehensive video experience with integrated, customized apps and social media features. X1 is available across its footprint.

7.	Comcast’s Internet service (XFINITY Internet) offers speeds of up to 505 mbps in the Northeast and up to 105 mbps nationally.

8.	The company also operates an advertising sales division. Comcast Spotlight helps local, regional and national advertisers reach fragmented audiences by creating custom, multiscreen marketing solutions.

9.	Comcast offers commercial grade services to businesses through Comcast Business, catering to small-to-medium sized businesses (SMB) and the mid-sized market.

10.	In addition to its cable operations, Comcast Corporation also owns NBCUniversal which operates four main lines of businesses including:

•	Broadcast Networks: Founded in 1926, NBC is the nation’s first national broadcast network. Telemundo distributes quality content to 94% of U.S. Hispanic viewers around the nation. NBC News has long been a trusted source of global news and information for American audiences, while NBC Sports continues to deliver some of the most-watched events on television, including the Olympic Games.
•	Cable Networks and Digital Media Properties: Through its portfolio of 15 national cable networks, 13 regional sports and news networks, and more than 60 internal channels, NBCUniversal reaches a wide variety of audiences. Properties include the top-rated USA Network, Syfy, E!, CNBC, MSNBC, Bravo, Golf Channel, Oxygen, NBC Sports Network, Esquire Network and Sprout. Digital media properties include DailyCandy, Fandango, Hulu and iVillage.
•	Filmed Entertainment: Universal Pictures and Focus Features create and distribute filmed entertainment for a global marketplace. Universal is known for its diverse slate of hits, including Jaws, E.T: the Extra-Terrestrial, Jurassic Park, Back to the Future and The Fast and the Furious franchise. Focus Features makes original, daring films such as Brokeback Mountain and Lost in Translation.
•	Theme Parks: Universal Parks & Resorts has created some of the world’s most popular entertainment vacation destinations, including Universal Studios Orlando, Universal Studios Hollywood, Universal Studios Singapore and Universal Studios Japan. Latest attractions include “The Wizarding World of Harry Potter” and “Transformers: The Ride – 3D.”

Important Information for Investors and Shareholders

In connection with the proposed transaction between Comcast Corporation (“Comcast”) and Time Warner Cable Inc. (“Time Warner Cable”), Comcast and Time Warner Cable will file relevant materials with the Securities and Exchange Commission (the “SEC”), including a Comcast registration statement on Form S-4 that will include a joint proxy statement of Comcast and Time Warner Cable that also constitutes a prospectus of Comcast, and a definitive joint proxy statement/prospectus will be mailed to shareholders of Comcast and Time Warner Cable. INVESTORS AND SECURITY HOLDERS OF COMCAST AND TIME WARNER CABLE ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Comcast or Time Warner Cable through the website maintained by the SEC at

http://www.sec.gov. Copies of the documents filed with the SEC by Comcast will be available free of charge on Comcast’s website at http://cmcsa.com or by contacting Comcast’s Investor Relations Department at 866-281-2100. Copies of the documents filed with the SEC by Time Warner Cable will be available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.

Comcast, Time Warner Cable, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Time Warner Cable is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 18, 2014, its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on April 4, 2013, and its Current Reports on Form 8-K filed with the SEC on April 30, 2013, July 29, 2013 and December 6, 2013. Information about the directors and executive officers of Comcast is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 12, 2014, its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on April 5, 2013, and its Current Reports on Form 8-K filed with the SEC on July 24, 2013, August 16, 2013 and February 14, 2014. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication regarding the proposed acquisition of Time Warner Cable by Comcast, including any statements regarding the expected timetable for completing the transaction, benefits and synergies of the transaction, future opportunities for the combined company and products, and any other statements regarding Comcast’s and Time Warner Cable’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are often, but not always, made through the use of words or phrases such as “may”, “believe,” “anticipate,” “could”, “should,” “intend,” “plan,” “will,” “expect(s),” “estimate(s),” “project(s),” “forecast(s)”, “positioned,” “strategy,” “outlook” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following: the timing to consummate the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied; the risk that a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; Comcast’s ability to achieve the synergies and value creation contemplated by the proposed transaction; Comcast’s ability to promptly, efficiently and effectively integrate Time Warner Cable’s operations into those of Comcast; and the diversion of management time on transaction-related issues. Additional information concerning these and other factors can be found in Comcast’s and Time Warner Cable’s respective filings with the SEC, including Comcast’s and Time Warner Cable’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Comcast and Time Warner Cable assume no obligation to update any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.